
02005830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50400


RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

U.S. Central Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7300 College Boulevard, Suite 650
(No. and Street)

Overland Park	Kansas	66210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Dickens — (913) 661-3066 (Area Code - Telephone No.)

President and CEO

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1010 Grand Boulevard, Suite 400	Kansas City	Missouri	64106-2232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Kathryn E. Brick, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to U.S. Central Capital Markets, Inc. (the "Company") for the years ended December 31, 2001 and 2000, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kathryn E. Brick 2/26/02

Signature Date

Secretary/Treasurer

Title

Nancy M. DeSmet

Notary Public

Notary Public-State of Kansas
NANCY M. DeSMET
My commission expires:
August 20, 2005

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.us.deloitte.com



February 15, 2002

Board of Directors of
U.S. Central Capital Markets, Inc.
7300 College Boulevard, Suite 650
Overland Park, Kansas 66210

Dear Members of the Board of Directors:

We have been engaged to audit the financial statements of U.S. Central Capital Markets, Inc., (the "Company") (a wholly-owned subsidiary of U.S. Central Credit Union) for the year ending December 31, 2001.

Our professional standards require that we communicate at least annually with you regarding all relationships between Deloitte & Touche LLP (the "Firm") and the Company that, in our professional judgment, may reasonably be thought to bear on our independence. We have prepared the following comments to facilitate our discussion with you regarding independence matters arising since February 2, 2001, the date of our last letter.

We are not aware of any relationships between our Firm and the Company that, in our professional judgment, may reasonably be thought to bear on our independence arising subsequent to February 2, 2001, the date of our last letter.

We hereby confirm that as of February 15, 2002, we are independent accountants with respect to the Company, within the meaning of the Securities Acts administered by the Securities and Exchange Commission and the requirements of the Independence Standards Board.

This report is intended solely for the information and use of the Board of Directors, management, and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

We are prepared to discuss with you any questions you may have regarding our independence, as well as other matters that may be of interest to you.

Yours truly,

Deloitte & Touche LLP

Deloitte
Touche
Tohmatsu

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.us.deloitte.com


Deloitte
& Touche

February 15, 2002

Board of Directors of
U.S. Central Capital Markets, Inc.
7300 College Boulevard, Suite 650
Overland Park, Kansas 66210

Dear Members of the Board of Directors:

In planning and performing our audit of the financial statements of U.S. Central Capital Markets, Inc. (the "Company") (a wholly-owned subsidiary of U.S. Central Credit Union) for the year ended December 31, 2001 (on which we have issued our report dated February 15, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control. Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that missstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

U.S. Central Capital Markets, Inc. (A Wholly Owned Subsidiary of U.S. Central Credit Union)

SEC I.D. No. 8-50400
Balance Sheet as of December 31, 2001, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

U.S. CENTRAL CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of U.S. Central Credit Union)

TABLE OF CONTENTS
December 31, 2001

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

Board of Directors of
U.S. Central Capital Markets, Inc.
Overland Park, Kansas

We have audited the accompanying balance sheet of U.S. Central Capital Markets, Inc. (the "Company") (a wholly owned subsidiary of U.S. Central Credit Union) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2002

U.S. CENTRAL CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of U.S. Central Credit Union)

BALANCE SHEET
DECEMBER 31, 2001

ASSETS	2001
CASH AND CASH EQUIVALENTS	$1,117,965
RECEIVABLES:	
Due from affiliates	62,897
Accrued interest	25,813
Customers	2,418
Total receivables	91,128
SECURITIES OWNED, At fair value	3,354,313
DEFERRED INCOME TAXES	5,500
INCOME TAXES RECEIVABLE, Net	66,920
OTHER ASSETS	2,729
TOTAL ASSETS	$4,638,555

LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 114,598
Due to affiliates	37,003
Income taxes payable	
Total liabilities	151,601
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 2,000 shares authorized, 800 shares issued and outstanding	4,066,909
Retained earnings	420,045
Total stockholder's equity	4,486,954
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$4,638,555

See notes to balance sheet.

U.S. CENTRAL CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of U.S. Central Credit Union)

NOTES TO BALANCE SHEET
DECEMBER 31, 2001

1. NATURE OF ORGANIZATION

U.S. Central Capital Markets, Inc. (the Company) is registered with the Securities and Exchange Commission as a securities broker and dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company was incorporated in Kansas on December 21, 1988 and is a wholly owned subsidiary of U.S. Central Credit Union (U.S. Central). The Company only provides services to corporate credit unions.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the balance sheet of the Company. These accounting policies conform with accounting principles generally accepted in the United States of America and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates - The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers cash and all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Securities Transactions - Securities transactions of customers are recorded on a settlement date basis, generally within three business days after trade date, with related transaction revenue recorded on a trade date basis. Securities transactions executed for the Company are recorded on a trade date basis. In certain cases, another broker and dealer or customer will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counter party to the transaction. The Company promptly forwards securities upon receipt and settles cash when the security is delivered.

As of December 31, 2001, securities owned consisted of highly rated asset-backed securities, which were valued at fair value based on quoted market prices for those or similar securities.

Income Taxes - The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the balance sheet and the tax bases of assets and liabilities using enacted rates. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that

some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2001. The Company files Federal and state income tax returns on a separate Company basis.

3. RELATED PARTY TRANSACTIONS

Through a master service agreement, the Company was authorized and appointed to effect sales of financial instruments or products issued or provided by U.S. Central, including but not limited to U.S. Central shares and share certificates and such other financial instruments or products U.S. Central may offer. In the capacity as adviser, the Company provides advice to U.S. Central with respect to new product development, structuring of financial products and services and customer support. The fees for providing these services are negotiated with U.S. Central and do not necessarily represent the fees which would have been obtained from a third party.

U.S. Central and its subsidiaries provide various shared support services for the Company including market risk reporting, accounting, legal, personnel administration, office space, web page maintenance and data processing services. The fees for providing these services are negotiated with U.S. Central and do not necessarily represent the cost of the services had they been obtained from a third party.

Amounts due to the firm affiliates represent receivables or payables with U.S. Central or its subsidiaries.

As discussed further in Note 8, the Company has a line-of-credit agreement and a master repurchase agreement with U.S. Central and its subsidiaries.

4. INCOME TAXES

Deferred income taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities. Deferred income tax assets result from accrual for compensated absences.

No valuation allowance was considered necessary as of December 31, 2001, as management of the Company believes it is more likely than not the results of future operations will generate sufficient taxable income to realize the deferred tax assets result from accrual for compensated absences.

5. NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $100,000 or 6 2/3 percent of aggregate indebtedness. As of December 31, 2001, the Company had net capital, as defined, of $2,936,083, which exceeded the minimum requirement of $100,000 by $2,836,083. Also, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15:1. As of December 31, 2001, the ratio of aggregate indebtedness to net capital for the Company was .05:1.

6. BENEFIT PLANS

U.S. Central sponsors two defined contribution plans in which employees of the Company may elect to participate. Under the terms of the first plan, participants are eligible to participate in the plan immediately and may elect to contribute a percentage of their salary to the plan. After the participant completes one year of service, the Company matches 50 percent of the participant contribution, up to six percent of the salary of the participant. The employer matching contributions vest immediately.

Under the terms of the second defined contribution plan, the Company contributes five percent of participants' salaries. Employees are eligible to participate after completing one year of service and vest in employer contributions over a four year period.

7. BUSINESS RISK AND CONCENTRATIONS

In the normal course of business, the Company acts in the capacity of principal in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2001 is not expected to have a material adverse effect on the balance sheet of the Company.

As of December 31, 2001, the Company provided its transaction and advisory services solely to corporate credit unions throughout the United States. In addition, the Company's business is reliant upon its relationship with U.S. Central.

8. COMMITMENTS

As a source of liquidity, the Company has entered into an arrangement with U.S. Central whereby U.S. Central may extend credit to the Company in an amount up to $5 million. All advances under this agreement shall be secured by assets controlled by the Company, bear a rate of interest as determined by U.S. Central and, unless otherwise requested by the Company, be for a period of one day. As of December 31, 2001, there were no amounts outstanding under this facility.

As an additional source of liquidity, the Company has entered into a Master Repurchase Agreement with U.S. Central whereby the Company may sell securities to U.S. Central under an agreement to repurchase the same securities at a later date. As of December 31, 2001, no amounts were outstanding under this agreement.

* * * * * *

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.us.deloitte.com



SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Board of Directors of
U.S. Central Capital Markets, Inc.
Overland Park, Kansas

In planning and performing our audit of the balance sheet of U.S. Central Capital Markets, Inc. (the "Company") (a wholly owned subsidiary of U.S. Central Credit Union) for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the balance sheet and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 15, 2002